Exhibit 99.1

Foresight Announces First Quarter 2021 Financial Results

NESS ZIONA, Israel — May 20, 2021 — Foresight Autonomous Holdings Ltd., an innovator in automotive vision systems (Nasdaq and TASE: FRSX), today reported financial results for the first quarter of 2021. Foresight ended the first quarter of 2021 with $56.5 million in cash and short-term deposits.

The Company reported GAAP net loss of $4.4 million for the first quarter of 2021, and non-GAAP net loss for the same period of $3.2 million.

“Foresight continued to make significant progress during the first quarter of 2021 through trials, pilot projects, and system sales across multiple regions. From exhibiting at CES 2021 to availability on the Wunder Marketplace, the first global platform for mobility businesses, Foresight has gained critical exposure in the market, leading to robust deal-making and strategic alliances. Sustained market interest in our QuadSight® vision system demonstrates the viability and versatility of our technology, as well as the overall need for a reliable stereo vision system in the semi-autonomous and autonomous vehicle markets,” said Haim Siboni, CEO of Foresight.

“While COVID-19 continues to exert a minor impact on the Company’s operations and the overall business environment, Foresight’s consistent forward progress has put the Company in an outstanding position to thrive as the world emerges from the pandemic. The Company is in a strong financial position following multiple successful capital raises during 2020, and these increased resources will enable us to expand our commercialization efforts throughout the coming year,” concluded Siboni.

First Quarter 2021 Financial Results

●	Research and development (R&D) expenses, net for the three months ended March 31, 2021 were $2,659,000 compared to $2,341,000 in the three months ended March 31, 2020. The increase is attributed mainly to an increase in share-based compensation expenses to employees (primarily derived from a one-time effect related to a modification of the extension period of employee’s options granted in prior periods), offset by a decrease in subcontracted services and in travel expenses.

●	General and administrative (G&A) expenses for the three months ended March 31, 2021 were $1,206,000 compared to $660,000 in the three months ended March 31, 2020. The increase is attributed primarily to an increase in share-based compensation expenses to employees (primarily derived from a one-time effect related to a modification of the extension period of employee’s options granted in prior periods), and an increase in professional services.

●	GAAP net loss for the three months ended March 31, 2021 was $4,362,000, or $0.014 per ordinary share, compared to a GAAP net loss of $4,049,000, or $0.026 per ordinary share, in the three months ended March 31, 2020. The increase in the net loss is attributed mainly to the increase in share-based compensation expenses to employees. In addition, during December 2020, the Company lost its significant influence over Rail Vision Ltd. and presented the remaining equity interest as an investment in equity securities without readily determined fair value. Thus, no Equity in net loss of an affiliated company recorded in the three months ended March 31, 2021 in comparison to the same period last year.

●	Non-GAAP net loss for the three months ended March 31, 2021 was $3,201,000, or $0.010 per ordinary share, compared to a non-GAAP net loss of $3,894,000, or $0.025 per ordinary share, in the three months ended March 31, 2020. A reconciliation between GAAP net loss and non-GAAP net loss is provided in the financial statements that are part of this release. Non-GAAP results exclude the effect of stock-based compensation expenses.

Balance Sheet Highlights

●	Cash and cash equivalents and short-term deposits totaled $56.5 million as of March 31, 2021, compared to $43.9 million on December 31, 2020.

●	Investments in Rail Vision totaled $4 million on March 31, 2021, compared to $5.9 million as of March 31, 2020. The decrease is attributed primarily to the accounted equity in the net loss of Rail Vision’s results in year of 2020.

●	GAAP shareholders’ equity totaled $58 million as of March 31, 2021, compared to $47 million as of December 31, 2020. The increase is attributed to the receipt of proceeds from the securities offerings completed during the first quarter of 2021, offset by the net loss for the same period.

First Quarter 2021 Corporate Highlights:

●	Foresight Engages Leading Global Manufacturer of Automotive Vision Systems for QuadSight Sale: In March, Foresight announced the sale of a QuadSight vision system prototype to the American division of a leading Japanese manufacturer of automotive vision systems. The manufacturer, which is a Tier One supplier, will evaluate Foresight’s thermal stereo capabilities for possible enhancement of its current visible light stereo capabilities.

●	Eye-Net Successfully Completes Pilot with Top Global Vehicle Manufacturer: Eye-Net Mobile Ltd, a subsidiary of Foresight, announced the completion of the first phase of a pilot project with the intelligent transport division of a multi-billion-dollar global Japanese vehicle manufacturer. Following the pilot, the vehicle manufacturer concluded the Eye-Net Protect system is a valid option for the safety traffic system of its smart city project. The vehicle manufacturer will initiate technical discussions with Eye-Net, which could lead to possible integration in the smart city project.

●	Eye-Net Signs Commercial Agreement with SaverOne to Integrate and Commercialize Eye-Net Protect: In March, Eye-Net announced a commercial cooperation agreement with SaverOne, a leader in providing an effective solution for cell phone distracted driving. According to the agreement, Eye-Net will integrate its Eye-Net Protect solution into SaverOne’s product, which is designed to prevent the use of texting applications by the driver while the vehicle is in motion.

●	Eye-Net Conducts Technological Demonstrations with Multinational European Cellular Provider Over 5G Network: In February, Eye-Net partnered with the innovation labs of a top multinational European cellular provider to conduct technological demonstrations of the Eye-Net Protect solution over the 5G cellular network. The demonstrations were conducted in front of several divisions of the cellular provider, as well as multiple commercial partners.

●	Eye-Net Partners with Wunder Mobility to Commercialize Eye-Net Solution in Mobility Tech Applications: In early February, Eye-Net announced an agreement with WunderCar Mobility Solutions, a German-based software, vehicles and service provider that enables companies and cities to launch and scale new mobility services. Through the agreement, the Eye-Net Protect solution will be available in the Wunder Marketplace to micro-mobility and EV operators in 900 cities worldwide.

●	Foresight Receives Chinese Patent Notice of Allowance: In January, Foresight received a notice of allowance from the Chinese Patent Office for the Company’s “running vehicle alerting system and method,” which detects traffic lights or traffic signs, generating a collision-avoiding alert signal when the distance to these lights or signs is shorter than safe braking distance. In order to avoid endangering other vehicles and pedestrians, alert signals about impending collisions are generated and transmitted from the server to each relevant vehicle driver’s smartphone.

●	Foresight Exhibits at CES 2021 Virtual Conference: Foresight kicked off the year by participating virtually at CES 2021, an all-digital event, January 12-14. The Company presented the latest advances in its proprietary automatic calibration solution, designed to ensure that stereo cameras remain calibrated regardless of their configuration or position, to create accurate and continuous depth perception.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), the company's earnings release contains non-GAAP financial measures of net loss for the period that excludes the effect of stock-based compensation expenses. The company’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the company's ongoing operations. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The non-GAAP financial measures disclosed by the company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and non-GAAP measures are provided later in this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration, sensor fusion and dense 3D point cloud that can be applied to diverse markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses that increased resources will enable the company to expand its commercialization efforts throughout the coming year, that a Tier One supplier will evaluate Foresight’s thermal stereo capabilities for possible enhancement of its current visible light stereo capabilities, that a top global Japanese vehicle manufacturer will initiate technical discussions with Eye-Net, which could lead to possible integration in the smart city project, that Eye-Net will integrate its Eye-Net Protect solution into SaverOne’s product, and that the Eye-Net Protect solution will be available in the Wunder Marketplace to micro-mobility and EV operators in 900 cities worldwide. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

+1-(917)-607-8654

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	As of March 31, 2021	As of March 31, 2020	As of December 31, 2020
ASSETS

Current assets:
Cash and cash equivalents	$31,365	$2,584	$38,772
Short term deposits	25,119	4,237	5,166
Marketable equity securities	15	66	42
Other receivables	472	352	401
Total current assets	56,971	7,239	44,381

Non-current assets:
ROU asset	1,999	1,225	1,104
Investment in affiliate company	-	5,983	-
Investment in equity securities	4,011	-	4,011
Fixed assets, net	402	571	427
	6,412	7,779	5,542

Total assets	$63,383	$15,018	$49,923

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$167	$165	$391
Operating lease liability	417	391	427
Other accounts payables	3,209	1,149	1,207
Total current liabilities	3,793	1,705	2,025

Non-current liabilities:
Operating lease liability	1,586	919	853
			-
Total liabilities	5,379	2,624	2,878

Shareholders’ equity:

Common stock of NIS 0 par value;	-	-	-
Additional paid-in capital	127,025	65,836	111,739
Accumulated deficit	(69,130)	(53,442)	(64,768)
Total Foresight Autonomous Holdings Ltd. shareholders’ equity	57,895	12,394	46,971
Non-controlling interest	109	-	74
Total equity	58,004	12,394	47,045

Total liabilities and shareholders’ equity	$63,383	$15,018	$49,923

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Three months ended March 31,
	2021	2020

Research and development expenses, net	$(2,659)	$(2,341)

Marketing and sales	(496)	(433)

General and administrative expenses	(1,206)	(660)

Operating loss	(4,361)	(3,434)

Equity in net loss of an affiliated company	--	(746)

Financing income (expense), net	(1)	131

Net loss	$(4,362)	$(4,049)

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

	Three Months ended March 31,
	2021	2020

Net cash used in operating activities
Loss for the period	(4,362)	(4,049)

Adjustments to reconcile loss to net cash used in operating activities:	2,569	800

Net cash used in operating activities	(1,793)	(3,249)

Cash Flows from Investing Activities
Changes in short term deposits	(19,953)	996
Purchase of fixed assets	(19)	(6)

Net cash provided (used) in investing activities	(19,972)	990

Cash flows from Financing Activities:
Issuance of ordinary shares, net of issuance expenses	13,508	-
Proceeds from exercise of warrants	595	-
Proceeds from exercise of options	57	-

Net cash provided by financing activities	14,160	-
Effect of exchange rate changes on cash and cash equivalents	198	16

Decrease in cash and cash equivalents	(7,407)	(2,243)
Cash and cash equivalents at the beginning of the period	38,772	4,827

Cash and cash equivalents at the end of the period	31,365	2,584

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

Adjustments to reconcile profit (loss) to net cash used in operating activities:	Three months ended March 31,
	2021	2020
Share-based payment	1,161	155
Depreciation	44	66
Equity in loss of an affiliated company	-	746
Revaluation of marketable equity securities	27	(43)
exchange rate changes on cash and cash equivalents	(198)	(16)

Changes in assets and liabilities:
Decrease (increase) in other receivables	(71)	261
Decrease in trade payables	(224)	(333)
Change in operating lease liability	(165)	(48)
Increase in other accounts payable	1,995	12
Adjustments to reconcile loss to net cash used in operating activities	2,569	800

FORESIGHT AUTONOMOUS HOLDINGS LTD.

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands

	Three months ended March 31,
	2021	2020

GAAP operating loss	(4,361)	(3,434)
Stock-based compensation in research and development	480	76
Stock-based compensation in sales and marketing	152	11
Stock-based compensation in general and administrative	529	68
Non-GAAP operating loss	(3,200)	(3,279)

GAAP net loss	(4,362)	(4,049)
Stock-based compensation expenses	1,161	155
Non-GAAP net loss	(3,201)	(3,894)